Exhibit 99.3

Orderly Resumed Work and Production, while Actively Initiated Special Campaign to Enhance Quality and Profitability

PetroChina Steadily Promoted Production and Operation in First Quarter of 2020

(Beijing, 29 April 2020) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced today that in the first quarter of 2020, facing the challenges brought about by the COVID-19 pandemic and the impact of global oil prices plunging off a cliff, the Company faithfully acted out the new concept of development, pushed ahead the quality-based development, implemented effective pandemic prevention and control measures, and started the resumption of work and production in an orderly manner. The Company also initiated special campaign to enhance quality and profitability, optimized production and operation while strengthening investment and cost control, striving to minimize the impact of the pandemic. Under the International Financial Reporting Standards, PetroChina recorded a revenue of RMB509,098 million and a net loss attributable to owners of the Company of RMB16,230 million in the first quarter of 2020.

First Quarter Results Review

Focused on highly efficient exploration and profitability-oriented development, aiming to increase economic scale of recoverable reserves and continuously secure resources base. In the first quarter of 2020, the oil and natural gas equivalent output achieved an amount of 414 million barrels, representing an increase of 6.1% year on year. The Company actively responded to the challenges of the low oil price, continued on cost control, and the unit oil and gas lifting cost decreased by 8.9% year on year, thus the Exploration and Production segment realized an operating profit of RMB14,883 million, representing an increase of 3.9% from the same period last year.

Continued being customer-centric and market-oriented while optimizing production operations. The Refining and Chemicals segment took proactive steps to manage the adverse impact of decreasing demand in the domestic market of refined products, reasonably adjusted load of facilities and structure of products and optimized production and operation, while pushing forward transformation and upgrading, and promoting development at lower cost. The Company endeavored to increase the output of highly value-added chemical products, which resulted in an increase of 2.9% in the outputs of chemical commodity products year-on-year. In the first quarter of 2020, the Company processed 277 million barrels of crude oil, representing a decrease of 9.6% year on year; the production of refined oil products was 25.208 million tons, representing a decrease of 13.8% year-on-year. The Refining and Chemicals segment realized operating losses of RMB8.702 billion. The Marketing segment actively responded to the negative impact of the pandemic and market weakness, optimized its product structure and inventory management, promoted refined marketing, strengthened sales network construction, and proactively implemented the profits-oriented, integrated and coordinated management of domestic and international markets, to enhance the overall value of the industrial chain. In the first quarter of 2020, the sales of refined oil products reached 35.478 million tons, representing a decrease of 15.9% year-on-year. The Marketing segment realized an operating loss of RMB16.593 billion. The Natural Gas and Pipeline segment adhered to market and profitability orientation, continuously improved the structure of gas resources, focused on the development of major high-profitability markets and end-user marketing. At the same time, the Company intensified pipeline construction and reinforced safe operation management, and constantly enhanced the interconnection of pipeline networks and its ability to coordinate the deployment of oil and gas resources. In the first quarter of 2020, due to the reduction in sales and decrease in the prices of natural gas, the Natural Gas and Pipeline segment realized an operating profit of RMB11.359 billion, representing a decrease of 9.7% year-on-year.

Amid the pandemic of Covid-19, the Company actively fulfilled its social responsibilities. While comprehensively promoting the prevention and control of the pandemic, PetroChina proactively supported the regions severely impacted by the pandemic. It donated funds to Hubei Province and quickly mobilized its oil and gas resources to secure sufficient supply. The Group’s refined oil products marketing subsidiaries opened green lanes and convenient access to provide round-the-clock precise services with a supply of full range of products. The natural gas marketing subsidiaries donated natural gas to dozens of designated hospitals in Hubei. The refining subsidiaries maximized their advantages in production, skills and talents, actively organized the research, development and production of melt-blown nonwoven fabrics, immediately adjusted the product structure, maximized productivity to provide protective products to fight against the pandemic, and have been fully supportive to China and the world’s actions to prevent and control the pandemic.

Outlook

Looking ahead to the remaining three quarters of 2020, affected by the downturn of the world economy, the supply of global oil market is expected to remain excessive, and the global oil price is expected to fluctuate at a low level. Facing this unprecedented and severe situation, the Company will highlight its key projects while constraining its non-major ones, insist on cutting cost as well as enhancing profitability, and adhere to the bottom line thinking of adjusting expenses based on income. It will also adhere to a long-term positive response, carry out special campaign to enhance quality and profitability. The Company will adjust its annual development and investment plan in a timely and dynamic manner according to change in oil price, optimize investment structure and improve the return on investment, strengthen the overall coordination of industrial chain and value chain, implement financial operation to create efficiency, and strictly control the management costs and expenses. It will also strengthen the performance-linked examination, exert the driving force of technological innovation and deepen the market-oriented reform to ensure the orderly functioning of production and operations, aiming to maintain the healthy and sustainable development of its financial situation, striving to create value for shareholders.

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Additional information on PetroChina is available at the Company’s website:

http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Joanne Lam	Tel: (852) 2894 6211
Email: joanne.lam@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Liu Ping	Tel: (8610) 5166 3828
Email: ping.liu@everbloom.com.cn

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